FOR IMMEDIATE RELEASE	September 9, 2008

MICROMEM HIRES THE INVESTOR RELATIONS GROUP
TO BROADEN COMPANY AWARENESS

Magnetic Random Access Memory (MRAM) and Sensor Technology Company
To Initiate Strategic Investor and Media Outreach

TORONTO, September 9, 2008/PRNewswire-FirstCall/-Micromem Technologies Inc. (OTC BB: MMTIF) has retained The Investor Relations Group, Inc. (“IRG”), a thirteen-year-old, highly recognized corporate communications firm based in New York City, to serve as its national public relations and investor relations firm.

IRG’s award-winning public relations department will reach out to the media-at-large, namely editors, writers, and producers of local and national trade and consumer print, radio, broadcast, and online media outlets, with the primary focus of educating the public about Micromem’s unique technology.  Simultaneously, IRG’s investor relations team will use its proprietary competitive analysis, strategies, and extensive databases to target the broad scope of the investment community, including portfolio managers and analysts.  The program will include pre-qualified one-on-one introductions, e-mails to those that have opted-in for communication, and general traditional outreach.

“We felt it was important to hire a firm that could accurately communicate Micromem’s message to the investment community, the media, and the public-at-large,” said Joseph Fuda, Chief Executive Officer of Micromem. “As our company continues to pioneer the forefront of the magnetic random access memory (MRAM) technology, IRG will play an integral role in communicating Micromem’s message. With our partnerships and commercialization efforts continuing to move forward, we are excited to communicate Micromem’s story to investors and the media alike.”

Listing: NASD OTC-Bulletin Board - Symbol: "MMTIF"
Shares issued: 82,323,779
SEC File No: 0-26005

About The Investor Relations Group, Inc.

The Investor Relations Group, Inc. (IRG) offers a full-service corporate communications program designed to suit the many unique needs of Alternative Public Offering (APO) companies. The program utilizes a proprietary, targeted approach to reach institutional investors, analysts, and the media-at-large. For further information, please visit the company's website at http://www.investorrelationsgroup.com.

About Micromem Technologies Inc.

Micromem Technologies Inc. (www.micromeminc.com) is focused on the development of magnetic random access memory (MRAM) and sensor technology.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include, our inability to obtain additional financing on acceptable terms, risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology, inability to compete with others who provide comparable products, the failure of our technology, inability to respond to consumer and technological demands, inability to replace significant customers; seasonal nature of our business and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

Contact:

The Investor Relations Group, Inc.
(212) 825-3210
Adam Holdsworth – Erica Ruderman – Brett Foley
or
Public Relations
Susan Morgenbesser – Andrew Conn